EXHIBIT 4.4

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934
The following is a summary of the material terms of the shares of CNL Strategic Capital, LLC as set forth in our fifth amended and restated limited liability company, as currently amended and as may be amended in the future, or our LLC Agreement. This summary is qualified in its entirety by reference to our LLC Agreement. References herein to “us,” “we,” “our,” or the “Company” refer to CNL Strategic Capital, LLC. We were formed as a limited liability company under the laws of the State of Delaware. The rights of our shareholders are governed by Delaware law as well as our LLC Agreement.
General
Each of our shares represents a limited liability company interest in CNL Strategic Capital, LLC. Our LLC Agreement provides that we may issue up to 950,000,000 shares of limited liability company interests, or our shares, and up to 50,000,000 preferred shares of limited liability company interest, or preferred shares. In January 2020, our board of directors reclassified certain authorized shares of Class T shares to Class S shares, resulting in shares authorized of 7,400,000 Class FA shares, 94,660,000 Class A shares, 558,620,000 Class T shares, 94,660,000 Class D shares, 100,000,000 Class S shares, and 94,660,000 Class I shares.
Our Shares
Class A Shares
Class A shares are available for purchase by the general public through different distribution channels. Each Class A share issued in the primary offering will be subject to a selling commission of up to 6.00% per share and a dealer manager fee of up to 2.50% per share. There are no distribution and shareholder servicing fees charged with respect to Class A shares. We will not pay selling commissions or dealer manager fees on Class A shares sold pursuant to our distribution reinvestment plan. We will also waive some or all of the selling commissions and dealer manager fees on Class A shares sold to certain categories of investors, including CNL Strategic Capital Management, LLC, or the Manager, or Levine Leichtman Strategic Capital, LLC, or the Sub-Manager, or any of their or our directors, officers, employees or affiliates. Certain purchasers of Class A Shares may be eligible for volume discounts.
Class T Shares
Class T shares are available for purchase by the general public through different distribution channels. Each Class T share issued in the primary offering will be subject to a selling commission of up to 3.00% per share and a dealer manager fee of up to 1.75% per share. We pay the Managing Dealer distribution and shareholder servicing fees, subject to certain limits, on the Class T shares sold in the primary offering (excluding Class T shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% of our current net asset value per share, as disclosed in our periodic or current reports, payable on a monthly basis. The distribution and shareholder servicing fee will accrue daily and be paid monthly in arrears. We will cease paying the distribution and shareholder servicing fee with respect to Class T shares held in any particular account, and those Class T shares will convert into a number of Class A shares. We will not pay selling commissions or dealer manager fees on Class T shares sold pursuant to our distribution reinvestment plan.
Class D Shares
Class D shares are only available to investors purchasing through certain registered investment advisers and fee based broker-dealer or advisory platforms, including certain wrap accounts or fund supermarket custodians, as well as certain other entities exempt from broker-dealer registration such as through the family office or the bank advisory channels. We will not pay selling commissions or a dealer manager fee with respect to Class D shares. We pay the Managing Dealer distribution and shareholder servicing fees, subject to certain limits, on the Class D shares sold in the primary offering (excluding Class D shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 0.50% of our current net asset value per share, as disclosed in our periodic or current reports, payable on a monthly basis. The distribution and shareholder servicing fee will accrue daily and be paid monthly in arrears. We will cease paying the distribution and shareholder servicing fee with respect to Class D shares held in any particular account, and those Class D shares will convert into a number of Class A shares. We will not pay selling commissions or dealer manager fees on Class D shares sold pursuant to our distribution reinvestment plan.
Class I Shares
Class I shares are only available to investors purchasing through certain registered investment advisers and fee based broker-dealer or advisory platforms, including certain wrap accounts or fund supermarket custodians, as well as certain other entities exempt from broker-dealer registration such as through the family office or the bank advisory channels. We will not pay selling commissions or a dealer manager fee with respect to Class I shares. There are no distribution and shareholder servicing fees charged with respect to Class I shares. We will not pay selling commissions or dealer manager fees on Class I shares sold pursuant to our distribution reinvestment plan.
Class FA Shares
Class FA shares were only made available for purchase in previous private offerings by persons that were “accredited investors” (as that term is defined under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder). We did not pay any selling commissions or placement agent fees to the Placement Agent for the sale of Class FA shares in our initial private offering, but did pay the Placement Agent a selling commission of up to 5.5% and placement agent fee of up to 3.0% of the sale price for each Class FA share sold in a subsequent private offering, except as a reduction or sales load waiver may apply.
Class S Shares
Class S shares were only made available for purchase in a previous private offering by persons that were “accredited investors” (as that term is defined under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder). We paid the Placement Agent a selling commission of up to 2.0% and a placement agent fee of up to 1.5% of the sale price for each Class S share sold in such a private offering, except as a reduction or sales load waiver that may apply.
Distributions
Subject to our board of director’s discretion and applicable legal restrictions, our board of directors has declared, and intends to continue to declare, cash distributions to shareholders based on monthly record dates and we have paid, and intend to continue to pay, such distributions on a monthly basis. We will calculate each shareholder’s specific distribution amount for the month using record declaration dates. Distributions will be paid out of funds legally available for distributions to our shareholders. Our distributions may exceed our earnings and adjusted cash flow from operating activities and may be paid from borrowings, offering proceeds and other sources (including from expense support from the Manager and the Sub-Manager), without limitation, especially during the period before we have substantially invested the proceeds from this offering. If we pay distributions from sources other than cash flow from operating activities, we will have less funds available for investments and investors’ return will be reduced.
Subject to payments made to holders of preferred shares, if any, distributions will be made on all classes of our shares at the same time. Amounts distributed will be allocated among each class in proportion to the number of shares of each class outstanding. Amounts distributed to each class will be allocated among our shareholders in such class in proportion to their shares. The per share amount of distributions on Class A, Class T, Class D and Class I shares, or the non-founder shares, will differ because of different allocations of varying class-specific expenses. Specifically, distributions on the non-founder shares may be lower than distributions on founder shares because we are required to pay higher management and incentive fees to the Manager and the Sub-Manager with respect to the non-founder shares. Additionally, distributions on Class T shares and Class D shares may be lower than distributions on Class A, Class FA and Class I shares because we are required to pay ongoing distribution and shareholder servicing fees with respect to the Class T shares and Class D shares sold in this offering. There is no assurance that we will pay distributions in any particular amount, if at all.
Issuance of Additional Securities
Our LLC Agreement authorizes our board of directors, without the approval of any of our shareholders, to increase the number of shares we are authorized to issue and to classify and reclassify any authorized but unissued class or series of shares into any other class of series of shares having such designations, preferences, rights, powers and duties as may be specified by our board of directors. Our LLC Agreement also authorizes our board, without the approval of any shareholder, to issue additional shares of any class or series for the consideration and on the terms and conditions established by our board of directors.
In accordance with the provisions of our LLC Agreement, we may also issue additional limited liability company interests that have designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to our shares.
No Further Contribution
After paying for their shares, our shareholders will not have any further obligations to the Company or be required to contribute any additional capital to, or loan any funds to, the Company. However, under certain circumstances, our shareholders may be required to return distributions made to our shareholders in violation of Delaware law as described under the caption “—Liability and Indemnification—Limited Liability of Our Shareholders” or our shareholders may be required to reimburse or advance deposit to the partnership representative and the Company in connection with contesting partnership adjustment, or indemnify us from and against any liability for any “imputed underpayment.”
Our Board of Directors
Except as otherwise specifically provided in our LLC Agreement, our board of directors have complete and exclusive discretion in the management and control of our business and affairs and are authorized to employ all powers necessary or advisable to carry out our purposes and acquisition policies, conduct our business and affairs, and exercise our powers. Our board of directors has delegated to the Manager under the Management Agreement the overall management of our activities, subject to our board’s supervision. The Manager has engaged the Sub-Manager under the Sub-Management Agreement pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets.
Our board of directors has the sole and absolute discretion to accept or refuse to accept the admission of any subscriber as a shareholder. Except to the extent limited by Delaware law or our LLC Agreement, our board of directors may delegate any or all of its duties under our LLC Agreement to any person, including any of its affiliates. Our LLC Agreement designates the Manager as our partnership representative and authorizes and directs the Manager to represent us and our shareholders in connection with all examinations of our affairs by tax authorities and any resulting administrative or judicial proceedings and to expend our funds in doing so.
Our board of directors is divided into three classes of directors serving staggered terms of three years each, with a term of office of one of the three classes of directors expiring at each annual meeting of shareholders. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualified. At each annual meeting of our shareholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. We believe that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.
Liability and Indemnification
Limited Liability and Indemnification
Our LLC Agreement provides that a director of the company will not be liable to us, any of our subsidiaries, or any holder of shares, for monetary damages for any acts or omissions arising from the performance of any of such director’s obligations or duties in connection with the company, including breach of fiduciary duty, except as follows: (i) for any breach of the director’s duty of loyalty to us or the holders of the shares; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction from which the director derived an improper personal benefit.
Section 18-108 of the Delaware Limited Liability Company Act allows a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Our LLC Agreement provides that, to the fullest extent permitted by law, subject to certain restrictions described below, we will indemnify our sponsor, directors and officers, the Manager, the Sub-Manager or any of their respective affiliates who were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that the person is or was a sponsor, director, officer, employee, partnership representative or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Subject to the conditions set forth in our LLC Agreement, we may pay or reimburse such indemnified person’s expenses (including attorneys’ fees) in advance of final disposition of a proceeding.
Further, notwithstanding the above, our LLC Agreement provides that we shall not indemnify or hold harmless our sponsor, any director or officer, the Manager, the Sub-Manager or any of their affiliates, for any loss or liability suffered by us unless all of the following conditions are met:
a.the party seeking exculpation or indemnification has determined in good faith that the course of action leading to the loss or liability was in our best interests;
b.the party seeking exculpation or indemnification was acting on our behalf or providing services to us;
c.the loss or liability was not the result of negligence or misconduct (in the case of a director other than an independent director, or the Manager, the Sub-Manager or any of their affiliates) or gross negligence or willful misconduct (in the case of an independent director); and
d.the indemnification or agreement to hold harmless is recoverable only out of net assets and not from our shareholders.
Further, notwithstanding the above, our LLC Agreement prohibits the indemnification for liabilities or expenses arising from or out of an alleged violation of state or federal securities laws by the parties named in the preceding paragraph, unless one or more of the following conditions is met:
a.there has been a successful adjudication on the merits of each count involving alleged securities law violations;
b.such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction;
c.with respect to the party seeking indemnification; or
d.a court of competent jurisdiction approves a settlement of the claims against the indemnitees and finds that indemnification of the settlement and related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission, or the SEC, and of the published position of any state securities regulatory authorities in states in which the securities were offered as to indemnification for violations of securities law.
Our LLC Agreement also provides that advancement of funds to the Manager, the Sub-Manager or any of their respective affiliates for reasonable legal expenses and other costs incurred in advance of the final disposition of a legal action for which indemnification is being sought is permissible only if all of the following conditions are met:
a.the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf;
b.the Manager, the Sub-Manager or their respective affiliates seeking advancement undertake to repay us the advanced funds, together with the applicable legal rate of interest thereon, if it is ultimately determined that the Manager, the Sub-Manager or their respective affiliates are not entitled to indemnification; and
c.the legal action is initiated by a third party who is not a member of the company, or the legal action is initiated by a member of the company and a court of competent jurisdiction specifically approves such advancement.
Limited Liability of Our Shareholders
Our shareholders will have no personal liability for any of our obligations or liabilities. Our shareholders will only be liable, in their capacity as a shareholder, to the extent of their capital contribution and their pro rata share of any of our undistributed profits and other assets.

Delaware law provides that, for a period of three years from the date on which any distribution is made to our shareholders, our shareholders may be liable to us for the distribution if both of the following are true:
a.after giving effect to the distribution, all of our liabilities exceed the fair value of our assets; and
b.our Shareholders knew at the time they received the distribution that it was made in violation of Delaware law.
Allocations and Adjustments for Tax Purposes
Under our LLC Agreement, items of income, gain, loss, deduction and credit will generally be allocated among our shareholders consistent with the distribution provisions contained in our LLC Agreement with allocations attributable to the management and incentive fees and distribution and shareholder servicing fees and certain other fees allocated to the classes of shares in accordance with how such fees are attributable to such classes of shares.
Transfer of Our Shares
Restrictions on the Transfer of Shares and Withdrawal
Our shareholders may withdraw as a shareholder from CNL Strategic Capital, LLC by selling, transferring or assigning their shares or having all of their shares repurchased in accordance with our share repurchase program (as described below), our LLC Agreement and any applicable securities laws. Our shareholders may transfer their shares only upon the satisfaction of the conditions and subject to the restrictions discussed below. In addition, the transfer of their shares may subject our shareholders to the securities laws of the State or other jurisdiction in which the transfer is deemed to take place. The recipient must also own a sufficient number of shares to meet the minimum investment standard. Anyone to whom our shareholders transfer their shares may become a substitute shareholder only upon our approval, which approval shall not be unreasonably withheld; otherwise, they will be an assignee. While assignees will hold all economic rights that come with ownership of our shares, they will not have the other rights that our shareholders have, including voting rights and the right to a copy of the list of our shareholders. We will amend our records at least once each calendar quarter to effect the substitution of substituted shareholders. We will not charge for transfers of shares except for reasonable and necessary costs actually incurred by us. We will also require that there be no adverse effect to us resulting from the transfer of our shares, and that the assignee has signed a transfer agreement and other forms, including a power of attorney, as described in our LLC Agreement. For purposes of transferring or assigning all or a portion of their interests, an assignor’s management shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the assignee(s), whether or not in such assignor’s management’s possession or control, and that the management of the assignor shall not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of the assignee(s).
Unless our board of directors consent, which consent shall not be unreasonably withheld, no shares may be transferred or assigned:
a.to a minor or incompetent unless a guardian, custodian or conservator has been appointed to handle the affairs of the person;
b.to any person if, in the opinion of counsel, such assignment would result in our termination for U.S. federal income tax purposes; provided, however, that the we may permit such assignment to become effective if and when, in the opinion of counsel, such assignment would no longer result in our termination for U.S. federal income tax purposes;
c.prior to a listing of our shares on a national securities exchange, to any person if we determine that such transfer or assignment would result in our being classified as a publicly traded partnership within the meaning of Section 7704(b) of the Internal Revenue Code of 1986, as amended, or the Code;
d.to any person if the assignment would affect our existence or qualification as a limited liability company under Delaware law or the applicable laws of any other jurisdiction in which we are conducting business;
e.to any person not permitted to be an assignee under applicable law, including, without limitation, applicable federal and state securities laws;
f.to any person if the assignment would result in the transfer of less than the minimum required share purchase, unless the assignment is of all of the shares owned by the shareholder;

g.if the assignment would result in our shareholders retaining a portion of their investment that is less than the minimum required share purchase;
h.if, in our reasonable belief, the assignment might violate applicable law; or
i.if the assignment would cause our shares to be owned by non-United States citizens.
Any attempt to transfer or assign our shares in violation of the provisions of our LLC Agreement or applicable law, including federal and state securities laws, will be null and void from the outset and will not bind us. Assignments of our shares will be recognized by us as of the first day of the month following the date upon which all conditions to the assignment have been satisfied.
California law requires that all certificates for shares that we issue to residents of California, if any, or that are subsequently transferred to residents of California, bear the following legend:
“It is unlawful to consummate a sale or transfer of a membership interest, or any interest therein, or to receive any consideration therefor, without the prior written consent of the Commissioner of Corporations of the State of California, except as permitted in the Commissioner’s rules.”
Limited Repurchase of Our Shares
We have adopted a share repurchase program to conduct quarterly share repurchases, but only a limited number of shares are eligible for repurchase. The aggregate amount of funds under our share repurchase program will be determined on a quarterly basis in the sole discretion of our board of directors. During any calendar quarter, the total amount of aggregate repurchases will be limited to the aggregate proceeds from our distribution reinvestment plan during the previous quarter unless our board of directors determines otherwise. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings, and cash from the sale of assets as of the end of the applicable period to repurchase shares. Our share repurchase program also limits the total amount of aggregate repurchases of Class A, Class FA, Class T, Class D, Class I and Class S shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The timing, amount and terms of our share repurchase program includes certain restrictions intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes. See “Share Repurchase Program.”
Dissolution and Winding-Up
We will dissolve when any of the following events occurs:
a.the adoption of a resolution by a majority vote of our board of directors approving our dissolution and the approval of such action by the affirmative vote of our shareholders owning a majority of our shares;
b.the sale of all or substantially all of our assets;
c.our operations are no longer legal activities under Delaware or any other applicable law; or
d.any other event that causes our dissolution or winding-up under Delaware law.
Our Liquidation
Our board of directors intends to contemplate a liquidity event for our shareholders within six years from the date we terminate our initial public offering; however, our board of directors is under no obligation to pursue or complete any particular liquidity event during this timeframe or otherwise.
If and when a liquidity event occurs, our assets will be liquidated and the proceeds thereof will be distributed subject to any payments to be made to holders of preferred shares, if any, to the holders of our shares after we pay our liquidation expenses and pay the debts in proportion to the number of shares held by such holder. If we liquidate (voluntarily or otherwise), dissolve or wind up our affairs, then, immediately before such liquidation, dissolution or winding up, our Class FA shares, Class T shares, Class D shares, Class I shares and Class S shares will automatically convert to Class A shares at the applicable Conversion Rate (the Conversion Rates with respect to Class FA, Class I and Class S shares as defined below) and our net assets, or the proceeds therefrom, will be distributed to the holders of Class A shares, which will include all converted Class FA shares, Class T shares, Class D shares, Class I shares and Class S shares, in accordance with their proportionate interests. Our existence will then be terminated. The “Conversion Rate” with respect to Class FA shares will be equal to the quotient, the numerator of which is the net asset value per Class FA share and the denominator of which is the net asset value per Class A share. The “Conversion Rate” with respect to Class I shares will be equal to the quotient, the numerator of which is the net asset value per Class I share and the denominator of which is the net asset value per Class A share. The “Conversion Rate” with respect to Class S shares will be equal to the quotient, the numerator of which is the net asset value per Class S share and the denominator of which is the net asset value per Class A share. Our shareholders are not guaranteed the return
Meetings and Voting Rights of Our Shareholders
Meetings
Pursuant to our LLC Agreement, a meeting of our shareholders for the election of directors will be held annually on a date and at the time and place set by our board of directors. Our board of directors or the chairman of our board of directors, the vice-chairman of our board of directors, our chief executive officer or our president may call a special meeting of our shareholders at any time on its own initiative to act upon any matter on which our shareholders may vote. Subject to the provisions of our LLC Agreement, a special meeting of our shareholders to act on any matter that may properly be brought before a meeting of our shareholders will also be called by our secretary upon the written request of 10% of all the votes entitled to be cast at the meeting on such matter and containing the information required by our LLC Agreement. Our secretary will inform the requesting shareholder of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting shareholder must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting. In addition, in lieu of a meeting, any matter that could be voted upon at a meeting of our shareholders may be submitted for action by written consent of our shareholders.
Voting Rights of Our Shareholders
The Class A, Class FA, Class T, Class D, Class I and Class S shares will vote together as a single class, and, subject to the restrictions on transfer and ownership of shares set forth in our LLC Agreement and except as may otherwise be specified in our LLC Agreement, each share is entitled to one vote on each matter submitted to a vote at a meeting of our shareholders.
Our LLC Agreement provides that the holders of shares are entitled, at the annual meeting of holders of shares of the company, to vote for the election of all of our directors. Because our LLC Agreement does not provide for cumulative voting rights, the holders of a plurality of the voting power of the then outstanding shares represented at a meeting of the holders of the shares will effectively be able to elect all the directors of the company standing for election.
Our board of directors, without the consent of our shareholders owning a majority of our shares, may not take action on the following matters:
a.an amendment of our LLC Agreement (except as set forth in “—Amending Our LLC Agreement”);
b.our dissolution;
c.the merger or consolidation of the company with or into any limited liability company, corporation, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business, including a partnership;
d.the sale of all or substantially all of our assets, other than in the ordinary course of business;
e.any action that would cause us to make an election to be treated as other than a partnership for federal income tax purposes;
f.any action that would cause us to be treated as being engaged in the active conduct of a lending (excluding, for this purpose, loans to our subsidiaries), banking or financial business; or
g.cause us to be registered as an investment company under the Investment Company Act.
Our shareholders who dissent from any matter approved by our shareholders owning a majority of our shares are nevertheless bound by such vote and do not have a right to appraisal or automatic repurchase of their shares. The Manager is entitled to vote on all matters other than the cancellation of any advisory or service contract or agreement with the company.

In addition, our shareholders have the right to take any of the following actions upon the affirmative vote or consent of the majority of the outstanding shares, without the concurrence of our board of directors:
a.amend our LLC Agreement except as otherwise provided;
b.dissolve the company;
c.remove a director and elect a new director, subject to the detailed provisions in our LLC Agreement; or
d.approve or disapprove the sale or series of sales of all or substantially all of our assets other than in the ordinary course of our business.
Anti-Takeover Provisions
Certain provisions of our LLC Agreement may make it more difficult for third parties to acquire control of the company by various means. These provisions could deprive the holders of our shares of opportunities to realize a premium on the shares owned by them. These provisions are intended to:
a.enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors;
b.discourage certain types of transactions which may involve an actual or threatened change in control of us;
c.discourage certain tactics that may be used in proxy fights;
d.encourage persons seeking to acquire control of us to consult first with our board of directors to negotiate the terms of any proposed business combination or offer; and
e.reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of the outstanding shares or that is otherwise unfair to holders of our shares.
Anti-Takeover Provisions in the LLC Agreement
A number of provisions of our LLC Agreement could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the company. Our LLC Agreement prohibits the merger or consolidation of the company with or into any limited liability company, corporation, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business, including a partnership, or the sale, lease or exchange of all or substantially all of our property or assets unless, in each case, our board of directors adopts a resolution by a majority vote approving such action and unless such action is approved by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon.
In addition, our LLC Agreement contains provisions based on Section 203 of the Delaware General Corporation Law, which prohibit us from engaging in a business combination (as defined below) with an interested holder of shares, or an interested shareholder (as defined below), unless such business combination is approved by the affirmative vote of the holders of a majority of the outstanding shares, excluding shares held by the interested shareholder or any affiliate or associate of the interested shareholder.
An interested shareholder is defined in our LLC Agreement as:
a.a person who, directly or indirectly, controls 15% or more of our outstanding voting shares at any time within the prior three-year period; or
b.a person who is an assignee of shares owned by an interested shareholder in a transaction not involving a public offering at any time within the prior three-year period.
A business combination is defined in our LLC Agreement and includes (1) a merger or consolidation of us or any of our subsidiaries with an interested shareholder or any other person that is, or after such merger or consolidation would be, an affiliate of an interested shareholder, (2) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of property or assets, or issuance or transfer of any our securities or any of our subsidiaries’ securities, with or on behalf of an interested shareholder or any affiliate of an interested shareholder having a net asset value equal to 10% or more of the net asset value of our outstanding shares, (3) the issuance or transfer by the company or any subsidiary thereof (in one transaction or a series of transactions) of any securities of the company or any subsidiary thereof to, or proposed by or on behalf of, an Interested Member (as defined in the LLC Agreement) or an affiliate or associate of an Interested Member in exchange for cash, securities or other property (or a combination thereof) having a net asset value equal to 10% or more of the net asset value of the company’s outstanding shares as of the date of the consummation of the transaction giving rise to the business combination, (4) any spin-off or split-up of any kind of us or any of our subsidiaries, proposed by or on behalf of an interested shareholder or any of affiliate of the interested shareholder, or (5) any reclassification of the shares or securities of a subsidiary of the company (including any reverse split of shares or such securities) or recapitalization of the company or such subsidiary, or any merger or consolidation of the company or such subsidiary with any other subsidiary thereof, or any other transaction (whether or not with or into or otherwise involving an Interested Member), that has the effect, directly or indirectly, of increasing the proportionate share of (A) outstanding shares or such securities or securities of such subsidiary which are beneficially owned by an Interested Member or any of its affiliates or associates or (B) any securities of the company or such subsidiary that are convertible into or exchangeable for shares or such securities of such subsidiary, that are directly or indirectly owned by an Interested Member or any of its affiliates or associates.
This provision does not apply where the business combination or the transaction that resulted in the holder of shares becoming an interested shareholder is approved by our board of directors prior to the time the interested shareholder acquired its, his or her 15% interest.
Our LLC Agreement generally authorizes only our independent directors to nominate and fill vacancies on our board of directors created by the failure to stand for re-election, resignation, removal from office, death or incapacity of our independent directors. Any vacancy created by the failure to stand for re-election, resignation, removal from office, death or incapacity by a non-independent director will be filled based on a nomination by the Manager or the Sub-Manager, as applicable, and filled by the affirmative vote of a majority of the remaining directors in office. This provision could prevent a holder of shares from effectively obtaining an indirect majority representation on our board of directors by permitting the existing board of directors to increase the number of directors and to fill the vacancies with its own nominees. Our LLC Agreement also provides that directors may be removed, with or without cause, only by the affirmative vote of holders of a majority of the outstanding shares entitled to be cast in the election of directors.
Our LLC Agreement also provides that holders of shares seeking to bring business before an annual meeting of holders of shares or to nominate candidates for election as directors at an annual meeting of holders of shares, must provide notice thereof in writing to us not less than 120 days and not more than 150 days prior to the anniversary date of the mailing of the notice of the preceding year’s annual meeting of holders of shares or as otherwise required by requirements of the Exchange Act. In addition, the holder of shares furnishing such notice must be a holder of shares of record on both (1) the date of delivering such notice and (2) the date of the meeting, who is entitled to vote at such meeting. Our LLC Agreement specifies certain requirements as to the form and content of a holder’s notice, as the case may be. These provisions may preclude holders of shares from bringing matters at an annual meeting or from making nominations for directors at an annual or special meeting.
Authorized but unissued shares are available for future issuance, without approval of the holders of our shares. Moreover, our LLC Agreement authorizes our board of directors, without the approval of any of our shareholders, to increase the number of shares we are authorized to issue and to classify and reclassify any authorized but unissued class or series of shares into any other class of series of shares having such designations, preferences, rights, powers and duties as may be specified by our board of directors. These additional shares may be utilized for a variety of purposes, including our distribution reinvestment plan, as well as follow-on public offerings. A majority of the independent directors who do not have an interest in the transaction must approve any offering of preferred shares. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise, or could allow us to create a shareholder rights plan.
In addition, our board of directors has broad authority to amend our LLC Agreement, as discussed below. Our board of directors could, in the future, choose to amend our LLC Agreement to include other provisions which have the intention or effect of discouraging takeover attempts.
Amending our LLC Agreement
Other than amendments that do not require shareholder approval as discussed below, our LLC Agreement may be amended by our shareholders upon the affirmative vote or consent of the majority of the outstanding shares.

Amendment by Our Board of Directors Without the Consent of Our Shareholders
A majority of our board of directors may, without the consent of our shareholders, amend our LLC Agreement to effect any change for the benefit or protection of our shareholders, including:
a.adding to the representations, duties or obligations of our board of directors, or surrendering any of our board of directors’ rights or powers granted to our board of directors in the LLC Agreement;
b.creating any class or series of shares, increasing the number of our authorized shares, issuing additional shares of our authorized but unissued shares and setting the offering terms of such shares;
c.curing any ambiguity in our LLC Agreement, or correcting or supplementing any provision of our LLC Agreement that may be internally inconsistent with any other provision in the LLC Agreement or adding any other provision with respect to matters or questions arising under the LLC Agreement that will not be inconsistent with the terms of the LLC Agreement;
d.preserving our status as a “partnership” for U.S. federal income tax purposes;
e.ensuring that we will not be treated as an association or a publicly traded partnership taxable as a corporation under the Code;
f.deleting or adding any provision required to be deleted or added by the SEC or any other federal or state regulatory body or other agency (including any “blue sky” commission) or by any government administrator or similar such official;
g.facilitating the trading of Class A Shares, Class T Shares, Class D Shares, Class I Shares, Class FA Shares or Class S shares (including any division of such class or series or other actions to facilitate the uniformity of tax items and attributes within each such class or series of shares that are listed);
h.permitting our shares to fall into an exemption from the definition of “plan assets” under the Plan Asset Regulations;
i.under certain circumstances, amending the allocation provisions, in accordance with the advice of tax counsel, accountants or the IRS, to the minimum extent necessary;
j.changing our name or the location of our principal office; and
k.electing for the company to be governed by any successor Delaware statute governing limited liability companies.